Exhibit 99.2

Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of June 30, 2014

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Financial Statements

June 30, 2014

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of June 30, 2014, the consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2014 and 2013, the consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2014 and 2013 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 14, 2014, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2013, presented for comparative purposes, is not different from that audited by us in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 14, 2014

This report is effective as of August 14, 2014, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of June 30, 2014 and December 31, 2013

(Unaudited)

(In millions of won)	Note	2014		2013

Assets
Cash and due from banks	4,7	￦	18,739,599	16,472,509
Trading assets	4,8		21,767,871	18,033,298
Financial assets designated at fair value through profit or loss	4,9		2,722,410	3,360,765
Derivative assets	4,10		1,880,777	1,717,468
Loans	4,11		211,871,169	205,722,718
Available-for-sale financial assets	4,12		30,990,230	33,604,301
Held-to-maturity financial assets	4,12		11,900,511	11,031,307
Property and equipment, net			3,181,876	3,214,303
Intangible assets, net			4,188,829	4,226,378
Investments in associates	4,13		328,493	328,567
Current tax receivable			5,092	6,184
Deferred tax assets			145,703	196,780
Investment property, net			243,785	690,257
Other assets, net	4		14,644,256	12,449,193
Assets held for sale			401,247	242,815

Total assets		￦	323,011,848	311,296,843

Liabilities
Deposits	4	￦	186,562,338	178,809,881
Trading liabilities	4,14		1,632,998	1,258,283
Financial liabilities designated at fair value through profit or loss	4,15		7,668,231	5,909,130
Derivative liabilities	4,10		1,904,278	2,026,534
Borrowings	4		20,957,059	20,142,908
Debt securities issued	4,16		35,811,491	37,491,439
Liabilities for defined benefit obligations	17		214,047	117,655
Provisions	18		734,964	750,283
Current tax payable			230,607	239,174
Deferred tax liabilities			9,131	14,625
Liabilities under insurance contracts	19		16,716,826	15,656,455
Other liabilities	4		21,057,777	19,020,815

Total liabilities			293,499,747	281,437,182

Equity
Capital stock			2,645,053	2,645,053
Hybrid bonds			537,443	537,443
Capital surplus			9,887,335	9,887,335
Capital adjustments			(393,636)	(393,128)
Accumulated other comprehensive income	20		572,631	671,807
Retained earnings			14,945,073	14,194,163

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			28,193,899	27,542,673
Non-controlling interests			1,318,202	2,316,988

Total equity			29,512,101	29,859,661

Total liabilities and equity		￦	323,011,848	311,296,843

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2014 and 2013

(Unaudited)

(In millions of won)	Note	2014			2013
		Three- month period		Six- month period	Three- month period	Six- month period

Interest income		￦	3,025,613	6,022,572	3,153,259	6,346,356
Interest expense			(1,336,261)	(2,675,265)	(1,506,874)	(3,093,081)

Net interest expense	21		1,689,352	3,347,307	1,646,385	3,253,275

Fees and commission income			877,423	1,727,143	892,193	1,743,150
Fees and commission expense			(490,990)	(994,765)	(506,262)	(1,030,660)

Net fees and commission income	22		386,433	732,378	385,931	712,490

Net insurance loss	19		(97,886)	(200,160)	(92,103)	(175,095)
Dividend income			38,354	106,793	22,876	97,785
Net trading income (loss)			186,786	276,720	(252,211)	(95,999)
Net foreign currency transaction gain (loss)			74,350	66,125	(53,215)	(169,447)
Net gain (loss) on financial instruments designated at fair value through profit or loss			(178,774)	(235,238)	262,311	233,213
Net gain on disposal of available-for-sale financial assets	12		224,336	383,493	223,658	430,317
Impairment losses on financial assets	23		(335,360)	(593,382)	(278,295)	(671,877)
General and administrative expenses	24		(1,054,542)	(2,087,198)	(1,062,062)	(2,073,040)
Other operating expenses, net			(179,360)	(285,326)	(59,920)	(130,876)

Operating income			753,689	1,511,512	743,355	1,410,746

Equity method income (loss)	13		8,314	16,802	(2,439)	(361)
Other non-operating income, net			35,141	44,671	38,633	50,424

Profit before income taxes			797,144	1,572,985	779,549	1,460,809

Income tax expense			185,117	365,394	187,281	345,973

Profit for the period		￦	612,027	1,207,591	592,268	1,114,836

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month and six-month periods ended June 30, 2014 and 2013

(Unaudited)

(In millions of won, except earnings per share data)	Note	2014			2013
		Three- month period		Six- month period	Three- month period	Six- month period
Other comprehensive income (loss) for the period, net of income tax	20
Items that are or may be reclassified to profit or less:
Foreign currency translation adjustments for foreign operations		￦	(53,476)	(72,076)	28,119	55,689
Net change in unrealized fair value of available-for-sale financial assets			21,861	22,713	(413,377)	(315,866)
Equity in other comprehensive income of associates			(1,154)	(2,354)	3,184	2,806
Net change in unrealized fair value of cash flow hedges			(2,782)	(6,072)	(3,888)	(6,989)
Other comprehensive income of separate accounts			2,711	3,505	(3,287)	(801)

			(32,840)	(54,284)	(389,249)	(265,161)
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefit plans			(45,130)	(45,621)	38,475	38,475

Total other comprehensive loss, net of income tax			(77,970)	(99,905)	(350,774)	(226,686)

Total comprehensive income for the period		￦	534,057	1,107,686	241,494	888,150

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	20,26	￦	577,608	1,136,039	555,328	1,036,272
Non-controlling interests			34,419	71,552	36,940	78,564

		￦	612,027	1,207,591	592,268	1,114,836

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		￦	500,513	1,036,863	206,679	810,691
Non-controlling interests			33,544	70,823	34,815	77,459

		￦	534,057	1,107,686	241,494	888,150

Earnings per share:	20,26
Basic and diluted earnings per share in won		￦	1,169	2,299	1,123	2,089

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the six-month period ended June 30, 2013

(Unaudited)

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non- controlling interests	Total

Balance at January 1, 2013	￦	2,645,053	537,443	9,887,199	(393,097)	980,121	12,715,172	26,371,891	2,541,253	28,913,144
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	1,036,272	1,036,272	78,564	1,114,836
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	55,417	—	55,417	272	55,689
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(314,372)	—	(314,372)	(1,494)	(315,866)

Equity in other comprehensive income of associates		—	—	—	—	2,806	—	2,806	—	2,806

Net change in unrealized fair value of cash flow hedges		—	—	—	—	(6,989)	—	(6,989)	—	(6,989)
Other comprehensive income of separate account		—	—	—	—	(801)	—	(801)	—	(801)
Remeasurements of defined benefit liability		—	—	—	—	38,358	—	38,358	117	38,475

Total other comprehensive loss		—	—	—	—	(225,581)	—	(225,581)	(1,105)	(226,686)

Total comprehensive income		—	—	—	—	(225,581)	1,036,272	810,691	77,459	888,150

Transactions with owners, etc
Dividends		—	—	—	—	—	(393,878)	(393,878)	—	(393,878)
Dividends to hybrid bonds		—	—	—	—	—	(14,960)	(14,960)	—	(14,960)
Change in other capital adjustments		—	—	—	(260)	—	—	(260)	—	(260)
Redemption of subsidiary’s hybrid bonds and others		—	—	—	—	—	—	—	(311,854)	(311,854)

		—	—	—	(260)	—	(408,838)	(409,098)	(311,854)	(720,952)

Balance at June 30, 2013	￦	2,645,053	537,443	9,887,199	(393,357)	754,540	13,342,606	26,773,484	2,306,858	29,080,342

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the six-month period ended June 30, 2014

(Unaudited)

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non- controlling interests	Total

Balance at January 1, 2014	￦	2,645,053	537,443	9,887,335	(393,128)	671,807	14,194,163	27,542,673	2,316,988	29,859,661
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	1,136,039	1,136,039	71,552	1,207,591
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(72,001)	—	(72,001)	(75)	(72,076)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	22,067	—	22,067	646	22,713

Equity in other comprehensive income of associates		—	—	—	—	(2,354)	—	(2,354)	—	(2,354)

Net change in unrealized fair value of cash flow hedges		—	—	—	—	(6,072)	—	(6,072)	—	(6,072)
Other comprehensive income of separate account		—	—	—	—	3,505	—	3,505	—	3,505
Remeasurements of defined benefit plans		—	—	—	—	(44,321)	—	(44,321)	(1,300)	(45,621)

Total other comprehensive loss		—	—	—	—	(99,176)	—	(99,176)	(729)	(99,905)

Total comprehensive income		—	—	—	—	(99,176)	1,136,039	1,036,863	70,823	1,107,686

Transactions with owners, etc
Dividends		—	—	—	—	—	(370,168)	(370,168)	—	(370,168)
Dividends to hybrid bonds		—	—	—	—	—	(14,961)	(14,961)	—	(14,961)
Change in other capital adjustments		—	—	—	(508)	—	—	(508)	—	(508)
Redemption of subsidiary’s hybrid bonds and others		—	—	—	—	—	—	—	(1,069,609)	(1,069,609)

		—	—	—	(508)	—	(385,129)	(385,637)	(1,069,609)	(1,455,246)

Balance at June 30, 2014	￦	2,645,053	537,443	9,887,335	(393,636)	572,631	14,945,073	28,193,899	1,318,202	29,512,101

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2014 and 2013

(Unaudited)

(In millions of won)	Note	2014		2013

Cash flows from operating activities
Profit before income taxes		￦	1,572,985	1,460,809
Adjustments for:
Interest income	21		(6,022,572)	(6,346,356)
Interest expense	21		2,675,265	3,093,081
Dividend income			(106,793)	(97,785)
Net fees and commission expense (income)			62,625	(47,823)
Net insurance loss	19		1,304,884	1,476,418
Net trading loss (gain)			(113,310)	270,288
Net foreign currency translation loss			72,193	77,762
Net gain on financial assets designated at fair value through profit or loss			(176,359)	(426,711)
Net gain on disposal of available-for-sale financial assets	12		(383,493)	(430,317)
Provision for credit losses	11		487,445	620,187
Impairment losses on other financial assets	23		105,937	51,690
Employee costs			76,731	79,688
Depreciation and amortization	24		158,202	156,249
Other operating income			(216,099)	(149,256)
Loss (gain) on equity method valuation, net	13		(16,802)	361
Other non-operating income, net			(9,707)	(1,788)

			(2,101,853)	(1,674,312)

Changes in assets and liabilities:
Due from banks			(3,469,835)	(3,586,770)
Trading assets and liabilities			(3,327,487)	(134,091)
Financial instruments designated at fair value through profit or loss			2,573,814	568,479
Derivative instruments			(86,303)	104,995
Loans			(7,078,193)	(5,371,279)
Other assets			(2,397,462)	(7,930,684)
Deposits			8,124,702	3,902,523
Liabilities for defined benefit obligations			(33,389)	(14,473)
Provisions			(69,568)	(40,982)
Other liabilities			5,355,872	5,821,771

			(407,849)	(6,680,511)

Income taxes paid			(321,014)	(406,130)
Interest received			5,667,159	6,150,465
Interest paid			(5,614,973)	(3,436,343)
Dividends received			143,873	98,136

Net cash used in operating activities		￦	(1,061,672)	(4,487,886)

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flow (Continued)

For the six-month periods ended June 30, 2014 and 2013

(Unaudited)

(In millions of won)	Note	2014		2013

Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets		￦	17,661,767	41,768,681
Acquisition of available-for-sale financial assets			(14,873,592)	(39,891,446)
Proceeds from disposal of held-to-maturity financial assets			1,082,345	3,378,224
Acquisition of held-to-maturity financial assets			(1,938,893)	(2,933,545)
Proceeds from disposal of property and equipment			5,746	10,391
Acquisition of property and equipment			(69,561)	(176,263)
Proceeds from disposal of intangible assets			8,591	10,909
Acquisition of intangible assets			(26,869)	(41,022)
Proceeds from disposal of investments in associates			15,496	7,221
Acquisition of investments in associates			(3,635)	(24,186)
Proceeds from disposal of investment property			355	21
Acquisition of investment property			(974)	(183,111)
Proceeds from disposal of assets held for sale			283,298	48,426
Net decrease in other assets			41,918	16,900
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			3,267	1,035
Payment of hedging derivative financial instruments for debt securities issued			(1,809)	—
Business combination, net of cash acquired	28		—	385,291

Net cash provided by investing activities			2,187,450	2,377,526

Cash flows from financing activities
Proceeds from borrowings			24,094,603	14,064,162
Repayments of borrowings			(23,100,434)	(10,738,842)
Proceeds from debt securities issued			3,997,443	4,716,546
Repayments of debt securities issued			(5,659,326)	(5,193,667)
Net increase (decrease) in other liabilities			3,774	(1,029)
Dividends paid			(384,684)	(408,475)
Payment of hedging derivative financial instruments for debt securities issued			(26,440)	(609)
Redemption of subsidiary’s hybrid bonds and others			(1,070,338)	(311,389)

Net cash provided by (used in) financing activities			(2,145,402)	2,126,697

Effect of exchange rate fluctuations on cash and cash equivalents held			(12,863)	(373)

Increase (decrease) in cash and cash equivalents			(1,032,487)	15,964

Cash and cash equivalents at beginning of period	28		6,021,176	5,007,765

Cash and cash equivalents at end of period	28	￦	4,988,689	5,023,729

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001. Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of June 30, 2014 and December 31, 2013 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2014	2013
Shinhan Financial Group	Shinhan Bank	Korea	June 30	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity	”	”	100.0	100.0
”	Shinhan BNP Paribas AMC	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data system	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan Aitas Co., Ltd.	”	”	99.8	99.8
Shinhan Bank	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank (*2)	Cambodia	”	90.0	90.0
”	Shinhan Kazakhstan Bank	Kazakhstan	”	100.0	100.0
”	Shinhan Canada Bank	Canada	”	100.0	100.0
”	Shinhan China Limited	China	”	100.0	100.0
”	SBJ Bank	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam	Vietnam	”	100.0	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. America Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
Shinhan Private Equity	HKC&T Co., Ltd.	Korea	March 31	100.0	100.0
”	Everdigm, Corp.	”	”	45.2	45.2
Shinhan BNP Paribas AMC	Shinhan BNP Asset Mgt HK Ltd.	Hong Kong	June 30	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.
(*2)	Shinhan Savings Bank’s interest of 3.3% in Shinhan Khmer Bank is not included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

(c)	Summarized financial information of the subsidiaries

i)	Condensed financial position for the controlling company and the Group’s subsidiaries as of June 30, 2014 and December 31, 2013 are as follows:

	2014				2013
	Total assets		Total liabilities	Total Equity	Total assets	Total liabilities	Total equity
Shinhan Financial Group (Separate)	￦	27,391,830	6,982,964	20,408,866	27,424,645	7,450,173	19,974,472
Shinhan Bank		245,860,460	225,967,162	19,893,298	238,045,694	217,509,613	20,536,081
Shinhan Card Co., Ltd.		21,139,197	15,330,190	5,809,007	21,649,234	15,540,451	6,108,783
Shinhan Investment Corp.		22,701,726	20,442,462	2,259,264	19,097,725	16,862,018	2,235,707
Shinhan Life Insurance Co., Ltd		20,657,274	19,258,808	1,398,466	19,385,187	18,085,212	1,299,975
Shinhan Capital Co., Ltd.		3,741,057	3,192,452	548,605	3,772,378	3,252,627	519,751
Jeju Bank		3,288,939	2,995,598	293,341	3,196,049	2,903,954	292,095
Shinhan Credit Information Co., Ltd.		20,979	6,712	14,267	21,026	7,303	13,723
Shinhan Private Equity		573,266	487,244	86,022	572,884	488,850	84,034
Shinhan BNP Paribas AMC		159,735	17,186	142,549	169,611	20,982	148,629
SHC Management Co., Ltd.		8,872	1,818	7,054	8,804	1,705	7,099
Shinhan Data system		24,285	14,834	9,451	20,542	12,360	8,182
Shinhan Savings Bank		811,666	706,098	105,568	777,096	681,113	95,983
Shinhan Aitas Co., Ltd.		32,860	3,105	29,755	34,584	4,146	30,438

	￦	346,412,146	295,406,633	51,005,513	334,175,459	282,820,507	51,354,952

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

ii)	Condensed comprehensive income statement for the controlling company and the Group’s subsidiaries for the six-month periods ended June 30, 2014 and 2013 were as follows:

	2014				2013
	Operating income		Net Income (loss)	Total comprehensive Income (loss)	Operating income	Net Income (loss)	Total comprehensive Income (loss)
Shinhan Financial Group (separate)	￦	993,719	819,926	819,523	1,012,715	826,849	827,003
Shinhan Bank		7,103,029	842,111	778,337	9,180,479	699,011	488,018
Shinhan Card Co., Ltd.		2,227,945	317,662	224,365	2,427,237	374,392	447,129
Shinhan Investment Corp.		1,555,734	48,404	33,634	1,874,761	56,635	47,136
Shinhan Life Insurance Co., Ltd.		2,534,873	41,256	104,570	2,626,730	61,000	(8,082)
Shinhan Capital Co., Ltd.		159,265	29,247	33,778	189,335	24,397	28,720
Jeju Bank		82,805	4,659	3,480	92,187	9,528	5,104
Shinhan Credit Information Co., Ltd.		14,125	688	548	14,951	281	293
Shinhan Private Equity Investment management		162,135	4,324	3,641	79,383	2,512	2,523
Shinhan BNP Paribas AMC		45,123	14,371	14,320	49,421	16,287	16,333
SHC Management Co., Ltd.		110	(45)	(45)	124	(1,320)	(1,320)
Shinhan Data system		32,523	1,010	1,275	29,923	1,550	1,876
Shinhan Savings Bank		36,212	4,439	9,585	29,923	(25,150)	(26,400)
Shinhan Aitas Co., Ltd.		14,268	2,328	2,328	13,393	1,690	1,690

	￦	14,961,866	2,130,380	2,029,339	17,620,562	2,047,662	1,830,023

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

2.	Basis of preparation

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2013. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(b) Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2013.

3.	Significant accounting policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2013. The following changes in accounting policies are also expected to be reflected in the Group’s consolidated financial statements as of and for the year ending December 31, 2014.

(a) Changes in accounting policies

(i)	K-IFRS No. 1032, ‘Financial Instruments: Presentation’

The Group has applied the amendments to K-IFRS No. 1032, ‘Financial Instruments: Presentation’ since January 1, 2014. The amendments require a financial asset and a financial liability shall be offset and net amount presented in the statement of financial position when, and only when, an entity currently has a legally enforceable right to set off the recognized amount and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The amendments have no material impact on the Group’s consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

3.	Significant accounting policies (continued)

(ii)	K-IFRS No.2121, ‘Levies’

The Group adopted K-IFRS No.2121, ‘Levies’ since January 1, 2014. The interpretation defines that the obligation event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by legislation. The liability to pay a levy is recognized progressively if the obligation event occurs over a period time and if an obligation to pay a levy is triggered when a minimum threshold is reached, the corresponding liability is recognized when that minimum activity threshold is reached. The adoption of the interpretation has no material impact on the Group’s consolidated financial statements.

4.	Financial risk management

(a) Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the Company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the controlling company’s Board of Directors, sets the basic groupwide risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the groupwide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the groupwide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the groupwide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

4.	Financial risk management (continued)

ii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group is currently implementing a multidimensional risk monitoring system under which the Group will, on a periodic basis, proactively and preemptively review risks that may impact the Group’s overall operations. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the groupwide risk management, and the controlling company reports to the Group’s Chief Risk Officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promotes reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a groupwide risk management system to detect the early warning signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and implements crisis detection and response system which is applied consistently groupwide, and upon the happening of any contingency at a subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted groupwide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not only transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

i)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of June 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Due from banks and loans (*1)(*3):
Banks	￦	11,591,324	14,392,195
Retail		88,337,969	85,959,631
Government		13,477,024	9,296,770
Corporations		98,298,639	92,920,898
Card receivable		16,525,143	16,981,625

		228,230,099	219,551,119

Trading assets		18,387,024	15,339,949
Financial assets designated at FVTPL (*4)		1,693,515	1,890,919
AFS financial assets (*5)		26,164,632	28,581,427
HTM financial assets (*6)		11,900,511	11,031,307
Derivative assets		1,880,777	1,717,468
Other financial assets (*1)(*2)		10,647,608	8,603,430
Financial guarantee contracts		2,504,400	2,457,712
Loan commitments and other credit liabilities		71,401,286	74,824,310

	￦	372,809,852	363,997,641

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.
(*2)	Comprise account receivables, accrued income, guarantee deposits, domestic exchange settlement debit and suspense payments, etc.
(*3)	Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel III).
(*4)	FVTPL: fair value through profit or loss
(*5)	AFS: available-for-sale
(*6)	HTM: held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Due from banks and loans by past due or impairment

•	Due from banks and loans as of June 30, 2014 and December 31, 2013 are as follows:

	2014
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	￦	11,612,806	87,904,961	13,481,967	97,826,162	16,100,333	226,926,229
Past due but not impaired		—	410,255	64	400,528	629,418	1,440,265
Impaired		—	360,770	—	1,553,255	487,638	2,401,663

		11,612,806	88,675,986	13,482,031	99,779,945	17,217,389	230,768,157
Less: allowance		(21,482)	(338,017)	(5,007)	(1,481,306)	(692,246)	(2,538,058)

	￦	11,591,324	88,337,969	13,477,024	98,298,639	16,525,143	228,230,099

	2013
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	￦	14,406,019	85,460,776	9,301,890	92,298,605	16,634,186	218,101,476
Past due but not impaired		—	505,408	197	492,877	552,954	1,551,436
Impaired		—	273,316	—	1,670,702	442,301	2,386,319

		14,406,019	86,239,500	9,302,087	94,462,184	17,629,441	222,039,231
Less: allowance		(13,824)	(279,869)	(5,317)	(1,541,286)	(647,816)	(2,488,112)

	￦	14,392,195	85,959,631	9,296,770	92,920,898	16,981,625	219,551,119

•	Credit quality of due from banks and loans that are neither past due nor impaired as of June 30, 2014 and December 31, 2013 are as follows:

	2014
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	￦	11,612,806	81,980,614	13,481,397	60,257,279	13,933,163	181,265,259
Grade 2 (*1)		—	5,924,347	570	37,568,883	2,167,170	45,660,970

		11,612,806	87,904,961	13,481,967	97,826,162	16,100,333	226,926,229
Less: allowance		(21,482)	(147,705)	(5,006)	(791,449)	(311,510)	(1,277,152)

	￦	11,591,324	87,757,256	13,476,961	97,034,713	15,788,823	225,649,077

Mitigation of credit risk due to collateral (*2)	￦	109,995	60,319,241	374	45,776,043	5,009	106,210,662

	2013
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	￦	14,406,019	79,598,552	9,300,931	55,623,367	14,186,554	173,115,423
Grade 2 (*1)		—	5,862,224	959	36,675,238	2,447,632	44,986,053

		14,406,019	85,460,776	9,301,890	92,298,605	16,634,186	218,101,476
Less: allowance		(13,823)	(141,374)	(5,315)	(722,229)	(322,158)	(1,204,899)

	￦	14,392,196	85,319,402	9,296,575	91,576,376	16,312,028	216,896,577

Mitigation of credit risk due to collateral (*2)	￦	124,204	58,302,024	408	47,932,602	5,058	106,364,296

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating.
(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Aging analyses of due from banks and loans that are past due but not impaired as of June 30, 2014 and December 31, 2013 are as follows:

	2014
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	￦	—	299,643	64	288,510	551,098	1,139,315
31~60 days		—	62,015	—	54,333	54,572	170,920
61~90 days		—	42,130	—	27,706	23,686	93,522
More than 90 days		—	6,467	—	29,979	62	36,508

		—	410,255	64	400,528	629,418	1,440,265
Less: allowance		—	(30,838)	(1)	(34,512)	(88,336)	(153,687)

	￦	—	379,417	63	366,016	541,082	1,286,578

Mitigation of credit risk due to collateral	￦	—	253,076	28	197,159	75	450,338

	2013
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	￦	—	424,331	197	414,958	471,146	1,310,632
31~60 days		—	49,189	—	37,930	56,589	143,708
61~90 days		—	29,396	—	24,079	25,204	78,679
More than 90 days		—	2,492	—	15,910	15	18,417

		—	505,408	197	492,877	552,954	1,551,436
Less: allowance		—	(24,199)	(2)	(25,682)	(78,484)	(128,367)

	￦	—	481,209	195	467,195	474,470	1,423,069

Mitigation of credit risk due to collateral	￦	—	341,937	44	275,010	59	617,050

•	Due from banks and loans that are impaired as of June 30, 2014 and December 31, 2013 are as follows:

	2014
	Banks		Retail	Government	Corporations	Card	Total
Impaired	￦	—	360,770	—	1,553,255	487,638	2,401,663
Less: allowance		—	(159,474)	—	(655,345)	(292,400)	(1,107,219)

	￦	—	201,296	—	897,910	195,238	1,294,444

Mitigation of credit risk due to collateral	￦	—	150,708	—	491,456	2	642,166

	2013
	Banks		Retail	Government	Corporations	Card	Total
Impaired	￦	—	273,316	—	1,670,702	442,301	2,386,319
Less: allowance		—	(114,296)	—	(793,377)	(247,174)	(1,154,847)

	￦	—	159,020	—	877,325	195,127	1,231,472

Mitigation of credit risk due to collateral	￦	—	104,993	—	583,160	25	688,178

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iii)	Credit rating

•	Credit ratings of debt securities as of June 30, 2014 and December 31, 2013 are as follows:

	2014
	Trading assets		Financial assets designated at FVTPL (*)	Available–for- sale financial assets	Held-to-maturity financial assets	Total
AAA	￦	6,477,680	69,246	14,136,643	8,743,266	29,426,835
AA- to AA+		6,052,638	205,812	5,770,723	2,748,248	14,777,421
A- to A+		4,594,427	876,477	3,639,514	276,861	9,387,279
BBB- to BBB+		848,344	410,640	1,530,792	19	2,789,795
Lower than BBB-		192,200	—	443,191	18,942	654,333
Unrated		190,388	131,340	643,769	113,175	1,078,672

	￦	18,355,677	1,693,515	26,164,632	11,900,511	58,114,335

	2013
	Trading assets		Financial assets designated at FVTPL (*)	Available–for- sale financial assets	Held-to-maturity financial assets	Total
AAA	￦	4,264,959	181,842	16,055,970	7,954,950	28,457,721
AA- to AA+		5,807,978	253,736	6,566,924	2,577,316	15,205,954
A- to A+		4,051,365	866,705	3,548,370	341,974	8,808,414
BBB- to BBB+		553,614	460,788	1,303,271	19	2,317,692
Lower than BBB-		271,603	—	419,464	23,305	714,372
Unrated		314,093	127,848	687,428	133,743	1,263,112

	￦	15,263,612	1,890,919	28,581,427	11,031,307	56,767,265

(*)	FVTPL: fair value through profit or loss

•	The credit quality of securities (debt securities) according to the credit ratings by external rating agencies is as follows:

	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	-	-	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS: Korea Investors Service
(*2)	KR: Korea Ratings

•	Credit status of debt securities as of June 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Neither past due nor impaired	￦	58,106,274	56,759,666
Impaired		8,061	7,599

	￦	58,114,335	56,767,265

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iv)	Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, and other financial assets, as of June 30, 2014 and December 31, 2013 are as follows:

	2014
	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	￦	9,768,619	14,997	—	241,524	1,566,184	—	11,591,324
Retail		—	—	—	—	—	88,337,969	88,337,969
Government		12,651,698	—	165	47	825,114	—	13,477,024
Corporations		3,623,203	34,793,451	13,176,137	17,177,369	29,528,479	—	98,298,639
Card		33,746	143,326	116,539	26,125	479,288	15,726,119	16,525,143

		26,077,266	34,951,774	13,292,841	17,445,065	32,399,065	104,064,088	228,230,099

Trading assets		12,027,363	647,973	563,406	1,120,687	4,027,595	—	18,387,024
Financial assets designated at FVTPL (*1)		1,169,863	101,471	20,355	50,228	351,598	—	1,693,515
AFS financial assets (*2)		17,345,850	1,180,619	151,116	919,558	6,567,489	—	26,164,632
HTM financial assets (*3)		2,960,246	46,112	—	486,540	8,407,613	—	11,900,511

	￦	59,580,588	36,927,949	14,027,718	20,022,078	51,753,360	104,064,088	286,375,781

	2013
	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	￦	12,280,508	—	—	114,037	1,997,650	—	14,392,195
Retail		—	—	—	—	—	85,959,631	85,959,631
Government		8,979,578	—	125	51	317,016	—	9,296,770
Corporations		3,120,088	32,099,156	12,912,762	16,244,112	28,544,780	—	92,920,898
Card		49,173	149,566	129,553	27,929	489,201	16,136,203	16,981,625

		24,429,347	32,248,722	13,042,440	16,386,129	31,348,647	102,095,834	219,551,119

Trading assets		10,563,868	1,009,708	329,326	795,317	2,641,730	—	15,339,949
Financial assets designated at FVTPL (*1)		1,253,602	110,074	20,243	60,810	446,190	—	1,890,919
AFS financial assets (*2)		19,328,390	1,288,842	215,759	892,194	6,856,242	—	28,581,427
HTM financial assets (*3)		3,144,309	36,961	—	589,116	7,260,921	—	11,031,307

	￦	58,719,516	34,694,307	13,607,768	18,723,566	48,553,730	102,095,834	276,394,721

(*1)	FVTPL: fair value through profit or loss
(*2)	AFS: available-for-sale
(*3)	HTM: held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c) Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non-trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises because of the Group’s assets and liabilities which are denominated in currencies other than Korean Won.

i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR and market value-based tool.

An analysis of market risk for trading positions of the major subsidiaries as of and for the six-month period ended June 30, 2014 and the year ended December 31, 2013 are as follows:

i-1) Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the six-month period ended June 30, 2014 and the year ended December 31, 2013 are as follows:

	2014
	Average		Maximum	Minimum	June 30
Interest rate	￦	23,156	25,863	19,890	19,890
Stock price		5,545	7,362	4,015	4,182
Foreign exchange (*)		43,059	49,264	34,928	39,844
Option volatility		202	259	162	162
Portfolio diversification		(23,928)	(27,253)	(16,686)	(21,480)

	￦	48,034	55,495	42,309	42,598

	2013
	Average		Maximum	Minimum	December 31
Interest rate	￦	21,604	28,670	14,413	25,136
Stock price		5,677	13,250	2,737	7,341
Foreign exchange (*)		45,176	50,933	41,554	43,993
Option volatility		278	350	198	208
Portfolio diversification		(25,837)	(40,931)	(18,457)	(27,001)

	￦	46,898	52,272	40,445	49,677

(*)	Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-2) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the six-month period ended June 30, 2014 and the year ended December 31, 2013, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2014
	Average		Maximum	Minimum	June 30
Interest rate	￦	608	800	400	800
Foreign exchange		42,600	46,846	37,155	37,155

	￦	43,208	47,646	37,555	37,955

	2013
	Average		Maximum	Minimum	December 31
Interest rate	￦	233	750	150	150
Foreign exchange		42,640	46,678	39,401	46,678

	￦	42,873	47,428	39,551	46,828

(*)	Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

i-3) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the six-month period ended June 30, 2014 and the year ended December 31, 2013 are as follows:

	2014
	Average		Maximum	Minimum	June 30
Interest rate	￦	11,595	30,064	4,165	9,131
Stock price		7,096	13,218	3,575	12,627
Foreign exchange		2,606	6,016	646	1,413
Option volatility		2,934	7,400	623	1,813
Portfolio diversification		(10,619)	(24,829)	(4,292)	(9,533)

	￦	13,612	31,869	4,717	15,451

	2013
	Average		Maximum	Minimum	December 31
Interest rate	￦	13,830	33,534	2,930	6,404
Stock price		8,335	17,163	3,418	3,471
Foreign exchange		2,400	6,930	126	1,194
Option volatility		3,013	6,854	146	1,409
Portfolio diversification		(10,481)	(24,419)	(2,469)	(7,416)

	￦	17,097	40,062	4,151	5,062

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-4) Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the six-month period ended June 30, 2014 and the year ended December 31, 2013 are as follows:

	2014
	Average		Maximum	Minimum	June 30
Interest rate	￦	4,720	8,237	2,411	2,411
Stock price		—	—	—	—
Foreign exchange		310	635	69	69

	￦	5,030	8,872	2,480	2,480

	2013
	Average		Maximum	Minimum	December 31
Interest rate	￦	975	1,599	455	455
Stock price		346	988	20	89
Foreign exchange		254	546	32	113

	￦	1,575	3,133	507	657

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•	Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•	Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its earnings and net asset value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Non-trading positions for interest rate VaR and EaR as of June 30, 2014 and December 31, 2013 are as follows:

ii-1) Shinhan Bank

	2014		2013
VaR	￦	340,963	415,700
EaR		421,204	356,453

ii-2) Shinhan Card

	2014		2013
VaR	￦	281,684	285,352
EaR		29,206	17,040

ii-3) Shinhan Investment

	2014		2013
VaR	￦	25,474	11,725
EaR		84,627	126,321

ii-4) Shinhan Life Insurance

	2014		2013
VaR	￦	31,319	62,298
EaR		4,584	2,428

(*)	Interest rate VaR and EaR represent the maximum amounts by which net assets and net interest income, respectively, may decrease or increase as of the end of the reporting period and have been computed based on the standardized guidelines proposed by the Basel Committee.

iii)	Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize exposures from the other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the groupwide level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of June 30, 2014 and December 31, 2013 are as follows:

	2014
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	￦	83,141,114	19,350,742	30,900,579	44,307,444	11,848,028	3,281,973	192,829,880
Trading liabilities (*3)		1,632,998	—	—	—	—	—	1,632,998
Borrowings		11,702,880	1,975,289	1,598,843	1,443,447	3,793,722	704,669	21,218,850
Debt securities issued		1,263,434	2,725,470	2,182,368	4,658,732	24,259,466	5,092,265	40,181,735
Financial liabilities designated at fair value through profit or loss		90,114	161,239	538,742	729,014	5,669,835	479,328	7,668,272
Other financial liabilities		16,834,430	22,690	17,126	275,480	310,960	62,575	17,523,261

	￦	114,664,970	24,235,430	35,237,658	51,414,117	45,882,011	9,620,810	281,054,996

Off balance (*4):
Financial guarantee contracts	￦	2,504,400	—	—	—	—	—	2,504,400
Loan commitments and others		71,401,286	—	—	—	—	—	71,401,286

	￦	73,905,686	—	—	—	—	—	73,905,686

Derivatives:
Cash inflows	￦	1,844,984	362,135	133,980	419,881	1,600,301	481,416	4,842,697
Cash outflows		(1,710,669)	(104,044)	(125,355)	(293,040)	(1,645,241)	(516,577)	(4,394,926)

	￦	134,315	258,091	8,625	126,841	(44,940)	(35,161)	447,771

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2013
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	￦	81,531,603	20,667,444	25,856,289	43,637,751	10,648,429	2,907,671	185,249,187
Trading liabilities (*3)		1,258,283	—	—	—	—	—	1,258,283
Borrowings		10,104,078	1,791,667	2,152,228	1,795,100	3,816,464	790,890	20,450,427
Debt securities issued		1,111,445	2,864,917	3,065,423	4,710,799	24,847,517	5,708,971	42,309,072
Financial liabilities designated at fair value through profit or loss		56,175	206,479	442,352	677,631	4,205,094	321,399	5,909,130
Other financial liabilities		14,587,022	148,854	52,803	173,826	433,346	65,753	15,461,604

	￦	108,648,606	25,679,361	31,569,095	50,995,107	43,950,850	9,794,684	270,637,703

Off balance (*4):
Finance guarantee contracts	￦	2,457,712	—	—	—	—	—	2,457,712
Loan commitments and other		74,824,310	—	—	—	—	—	74,824,310

	￦	77,282,022	—	—	—	—	—	77,282,022

Derivatives:
Cash inflows	￦	1,827,969	671,262	234,757	327,195	1,886,110	736,877	5,684,170
Cash outflows		(1,894,089)	(425,602)	(221,876)	(263,615)	(1,678,499)	(416,179)	(4,899,860)

	￦	(66,120)	245,660	12,881	63,580	207,611	320,698	784,310

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ￦63,050,813 million and ￦59,143,510 million as of June 30, 2014 and December 31, 2103 are included in the ‘less than 1 month’ category, respectively.
(*3)	Trading liabilities were included in the ‘less than 1 month’ category.
(*4)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counter party requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

4.	Financial risk management (continued)

(e) Capital risk management

The Group, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Tier I capital (including capital stock, retained earnings, etc.) and Tier II capital (including qualifying subordinated liabilities, etc.) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio as of June 30, 2014 was 13.11%.

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i)	Financial instruments measured at fair value

•	The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of June 30, 2014 and December 31, 2013 are as follows:

	2014
	Level 1		Level 2	Level 3	Total
Financial assets:
Trading assets	￦	5,472,963	16,191,172	103,736	21,767,871
Financial assets designated at fair value through profit or loss		95,775	1,803,435	823,200	2,722,410
Derivative assets		3,493	1,633,544	243,740	1,880,777
Available-for-sale financial assets		9,445,311	19,136,753	2,408,166	30,990,230

	￦	15,017,542	38,764,904	3,578,842	57,361,288

Financial liabilities:
Trading liabilities	￦	1,632,998	—	—	1,632,998
Financial liabilities designated at fair value through profit or loss		1,922	1,879,109	5,787,200	7,668,231
Derivative liabilities		3,130	1,554,859	346,289	1,904,278

	￦	1,638,050	3,433,968	6,133,489	11,205,507

	2013
	Level 1		Level 2	Level 3	Total
Financial assets:
Trading assets	￦	3,608,055	14,389,898	35,345	18,033,298
Financial assets designated at fair value through profit or loss		218,454	2,247,605	894,706	3,360,765
Derivative assets		7,010	1,460,671	249,787	1,717,468
Available-for-sale financial assets		9,899,478	21,435,566	2,269,257	33,604,301

	￦	13,732,997	39,533,740	3,449,095	56,715,832

Financial liabilities:
Trading liabilities	￦	1,258,283	—	—	1,258,283
Financial liabilities designated at fair value through profit or loss		672	1,379,367	4,529,091	5,909,130
Derivative liabilities		6,216	1,458,286	562,032	2,026,534

	￦	1,265,171	2,837,653	5,091,123	9,193,947

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Changes in carrying values of financial instruments classified as Level 3 for the six-month period ended June 30, 2014 and the year ended December 31, 2013 are as follows:

	2014
	Trading assets		Financial assets designated at FVTPL (*)	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*)
Beginning balance	￦	35,345	894,706	2,269,257	(312,245)	4,529,091
Recognized in total comprehensive income for the period:
Recognized in profit (loss) for the period		(1,609)	110,006	(38,153)	245,584	129,949
Recognized in other comprehensive income (loss) for the period		—	—	12,170	(592)	—

		(1,609)	110,006	(25,983)	244,992	129,949
Purchase		180,000	184,753	199,070	3,327	—
Issue		—	—	—	(7,508)	3,598,348
Settlement		(110,000)	(366,265)	(34,556)	(31,075)	(2,470,188)
Transfer in (out)		—	—	378	(40)	—

Ending balance	￦	103,736	823,200	2,408,166	(102,549)	5,787,200

	2013
	Trading assets		Financial assets designated at FVTPL (*)	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*)
Beginning balance	￦	177,451	692,860	2,559,462	83,690	4,258,199
Recognized in total comprehensive income for the period:
Recognized in profit (loss) for the period		(3,603)	5,856	(61,469)	(157,720)	59,683
Recognized in other comprehensive income (loss) for the period		—	—	75,371	(1,148)	—

		(3,603)	5,856	13,902	(158,868)	59,683
Purchase		486,200	680,253	673,700	48,469	—
Issue		—	—	—	(82,857)	4,996,245
Settlement		(626,200)	(473,800)	(404,688)	(202,679)	(4,785,036)
Transfer in (out)		1,497	(10,463)	(573,119)	—	—

Ending balance	￦	35,345	894,706	2,269,257	(312,245)	4,529,091

(*)	FVTPL: fair value through profit or loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of June 30, 2014 are as follows:

Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Trading assets:
Debt securities	DCF(*1)	￦	13,751,805	Discount rate
Equity securities	NAV(*2)		2,439,367	Price of underlying assets

			16,191,172

Financial assets designated at fair value through profit or loss:
Debt securities	DCF(*1)		1,014,574	Discount rate
Equity securities	NAV(*2)		788,861	Price of underlying assets

			1,803,435

Derivative assets:
Trading	Option model, DCF(*1)		1,533,624 99,920	Discount rate, Foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging

			1,633,544

Available-for-sale financial assets:
Debt securities	DCF(*1)		18,583,877	Discount rate
Equity securities	NAV(*2)		552,876	Price of underlying assets

			19,136,753

			38,764,904

Liabilities
Financial liabilities designated at fair value through profit or loss:
Borrowings	DCF(*1)		1,879,109	Discount rate
Derivative liabilities:
Trading	Option model, DCF(*1)		1,410,459 144,400	Discount rate, Foreign exchange rate, volatility, stock price, commodity index, etc
Hedging

			1,554,859

		￦	3,433,968

(*1)	DCF: Discounted cash flow
(*2)	NAV: Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2014 are as follows:

Type of financial instrument	Valuation technique	Carrying value (*4)		Significant unobservable inputs	Range
Assets
Trading assets:
Dept securities	DCF(*1)	￦	100,479	The volatility of the underlying asset	0.39%~0.48%
Financial assets designated at fair value through profit or loss:
Dept securities and others	DCF(*1)		609,694	The volatility of the underlying asset, Correlations	12.18%~46.56% (3.07%)~72.38%
Derivative assets:
Equity and foreign exchange related	Option model(*2)		159,592	The volatility of the underlying asset, Correlations	5.32%~42.41% (29.3%)~72.38%
Interest rates related	Option model(*2)		62,569	The volatility of the underlying asset, Regression coefficient, Correlations	0.37%~12.54% 0.02%~2.05% 0%~55.79%
Credit related	Option model(*2)		654	The volatility of the underlying asset	—
Commodity related	Option model(*2)		20,925	The volatility of the underlying asset, Correlations	1.30%~26.59% (14.39%)~87.32%

			243,740

Available-for-sale financial assets:
Dept securities	NAV(*3)		15,200	Discount rate, Growth rate	0.00%
Equity securities	DCF(*1)		2,392,966	Discount rate, Growth rate	0.6%~22.48% 0.00%~3.00%

			2,408,166

		￦	3,362,079

(*1)	DCF: Discounted cash flow
(*2)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*3)	NAV: Net asset value
(*4)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Liabilities
Financial liabilities designated at fair value through profit or loss:

Other securities	Option model(*1)	￦	5,783,697	The volatility of the underlying asset, Correlations	0%~100% (15.14%)~72.39%

Equity related	Option model(*1)		3,503	The volatility of the underlying asset, Correlations	21.78%~24.21% (26.5%)

			5,787,200

Derivative liabilities:

Equity and foreign exchange related	Option model(*1)		206,717	The volatility of the underlying asset, Correlations	3.99%~46.53% (29.3%)~59.33%

Interest rates related	Option model(*1)		104,417	The volatility of the underlying asset, Regression coefficient, Correlations	0.34%~1.37% 0.00%~3.02% 22.64%~94.6%

Credit related	Option model(*1)		9,434	Correlations	0%~100% 0%~58.92%
Commodity related	Option model(*1)		25,721	The volatility of the underlying asset, Correlations	0%~58.92% (14.39%)~61.57%

			346,289

		￦	6,133,489

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of June 30, 2014 and December 31, 2013.

	2014
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Trading assets	￦	137	(233)
Financial assets designated at fair value through profit or loss		73,250	(32,804)
Derivative assets		26,003	(22,278)

		99,390	(55,315)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		123,486	(45,527)

	￦	222,876	(100,842)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	￦	38,385	(75,317)
Derivative liabilities		32,452	(75,619)

	￦	70,837	(150,936)

	2013
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Trading assets	￦	375	(1,249)
Financial assets designated at fair value through profit or loss		5,170	(4,385)
Derivative assets		16,053	(24,130)

		21,598	(29,764)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		165,734	(73,273)

	￦	187,332	(103,037)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	￦	45,080	(48,732)
Derivative liabilities		56,084	(58,729)

	￦	101,164	(107,461)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%) or correlations (-10~10%).
(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Financial instruments measured at amortized cost

•	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and the fair value of financial instruments measured at amortized cost as of June 30, 2014 and December 31, 2013 are as follows:

	2014			2013
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans	￦	211,871,169	213,806,771	205,722,718	207,047,757
Held-to-maturity financial assets		11,900,511	12,419,421	11,031,307	11,380,798
Other financial assets		10,647,608	10,681,618	8,603,430	8,650,316

	￦	234,419,288	236,907,810	225,357,455	227,078,871

Liabilities:
Deposits	￦	186,562,338	186,741,593	178,809,881	178,792,752
Borrowings		20,957,059	21,017,609	20,142,908	20,186,806
Debt securities issued		35,811,491	36,184,433	37,491,439	37,905,035
Other financial liabilities		17,560,404	17,536,617	15,500,424	15,470,331

	￦	260,891,292	261,480,252	251,944,652	252,354,924

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair values disclosed as of June 30, 2014 and December 31, 2013 are as follows:

	2014
	Level 1		Level 2	Level 3	Total
Assets:
Loans	￦	2,379,850	—	211,426,921	213,806,771
Held-to-maturity financial assets		3,854,454	8,564,967	—	12,419,421
Other financial assets		5,772,060	—	4,909,558	10,681,618

	￦	12,006,364	8,564,967	216,336,479	236,907,810

Liabilities:
Deposits	￦	64,975,606	—	121,765,987	186,741,593
Borrowings		9,133,454	—	11,884,155	21,017,609
Debt securities issued in won		—	20,967,116	15,217,317	36,184,433
Other financial liabilities		5,537,249	—	11,999,368	17,536,617

	￦	79,646,309	20,967,116	160,866,827	261,480,252

	2013
	Level 1		Level 2	Level 3	Total
Assets:
Loans	￦	4,875,218	—	202,172,539	207,047,757
Held-to-maturity financial assets		3,800,855	7,579,943	—	11,380,798
Other financial assets		4,678,461	—	3,971,855	8,650,316

	￦	13,354,534	7,579,943	206,144,394	227,078,871

Liabilities:
Deposits	￦	61,210,971	—	117,581,781	178,792,752
Borrowings		7,288,983	—	12,897,823	20,186,806
Debt securities issued in won		—	23,276,229	14,628,806	37,905,035
Other financial liabilities		3,226,901	—	12,243,430	15,470,331

	￦	71,726,855	23,276,229	157,351,840	252,354,924

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as June 30, 2014 and December 31, 2013 are as follows:

	2014
	Trading		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	￦	—	—	—	—	18,739,599	—	18,739,599
Trading assets		21,767,871	—	—	—	—	—	21,767,871
Financial assets designated at FVTPL (*1)		—	2,722,410	—	—	—	—	2,722,410
Derivatives		1,731,921	—	—	—	—	148,856	1,880,777
Loans		—	—	—	—	211,871,169	—	211,871,169
AFS financial assets (*2)		—	—	30,990,230	—	—	—	30,990,230
HTM financial assets (*3)		—	—	—	11,900,511	—	—	11,900,511
Other		—	—	—	—	10,647,608	—	10,647,608

	￦	23,499,792	2,722,410	30,990,230	11,900,511	241,258,376	148,856	310,520,175

	2014
	Trading liabilities		FVTPL liabilities (*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	￦	—	—	186,562,338	—	186,562,338
Trading liabilities		1,632,998	—	—	—	1,632,998
Financial liabilities designated at FVTPL (*1)		—	7,668,231	—	—	7,668,231
Derivatives		1,666,820	—	—	237,458	1,904,278
Borrowings		—	—	20,957,059	—	20,957,059
Debt securities issued		—	—	35,811,491	—	35,811,491
Other		—	—	17,560,404	—	17,560,404

	￦	3,299,818	7,668,231	260,891,292	237,458	272,096,799

(*1)	FVTPL: fair value through profit of loss
(*2)	AFS: available-for-sale
(*3)	HTM: held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2013
	Trading		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	￦	—	—	—	—	16,472,509	—	16,472,509
Trading assets		18,033,298	—	—	—	—	—	18,033,298
Financial assets designated at FVTPL (*1)		—	3,360,765	—	—	—	—	3,360,765
Derivatives		1,549,716	—	—	—	—	167,752	1,717,468
Loans		—	—	—	—	205,722,718	—	205,722,718
AFS financial assets (*2)		—	—	33,604,301	—	—	—	33,604,301
HTM financial assets (*3)		—	—	—	11,031,307	—	—	11,031,307
Other		—	—	—	—	8,603,430	—	8,603,430

	￦	19,583,014	3,360,765	33,604,301	11,031,307	230,798,657	167,752	298,545,796

	2013
	Trading		FVTPL liabilities (*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	￦	—	—	178,809,881	—	178,809,881
Trading liabilities		1,258,283	—	—	—	1,258,283
Financial liabilities designated at FVTPL (*1)		—	5,909,130	—	—	5,909,130
Derivatives		1,687,773	—	—	338,761	2,026,534
Borrowings		—	—	20,142,908	—	20,142,908
Debt securities issued		—	—	37,491,439	—	37,491,439
Other		—	—	15,500,424	—	15,500,424

	￦	2,946,056	5,909,130	251,944,652	338,761	261,138,599

(*1)	FVTPL: fair value through profit of loss
(*2)	AFS: available-for-sale
(*3)	HTM: held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

5.	Changes in subsidiaries

The subsidiary that was excluded from consolidation during the year ended December 31, 2013 is as follows:

Company	Reason
Symphony Energy Co., Ltd.	Disposal

For the six-month period ended June 30, 2014, there were no changes in subsidiaries.

6.	Operating segments

(a)	Segment information

The general descriptions by operating segments as of June 30, 2014 are as follows:

Segment		Description

Banking	Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools

	Corporations and investment banking	Loans to or deposits from corporations including small or medium sized companies and business related to investment banking
	International group	Internal asset and liability management, trading of securities and derivatives, investment portfolio management and other related business supervision on overseas subsidiaries and branch operations and other international business

	Others	Administration of bank operations

Credit card		Credit card business

Securities		Securities trading, underwriting and brokerage services

Life insurance		Life insurance and related business

Others		Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(b)	The following tables provide information of income for each operating segment for the six-month periods ended June 30, 2014 and 2013.

	2014
	Banking
	Retail		Corporations	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	￦	1,196,431	411,313	148,267	451,508	4,919	687,932	171,377	314,501	(40,593)	1,652	3,347,307
Net fees and commission Income (loss)		286,118	130,803	25,345	(32,782)	(11,536)	135,257	100,418	14,434	91,776	(7,455)	732,378
Other income (expense), net		(1,198,002)	142,356	(78,222)	(413,174)	(15,855)	(426,730)	(217,587)	(260,056)	(91,915)	(8,988)	(2,568,173)

Operating income		284,547	684,472	95,390	5,552	(22,472)	396,459	54,208	68,879	(40,732)	(14,791)	1,511,512
Equity method income (loss)		—	—	—	—	8,503	—	4,410	—	3,117	772	16,802
Income tax expense (benefit)		59,333	144,737	19,047	11,234	(13,566)	92,799	17,690	21,630	12,741	(251)	365,394

Net profit (loss) for the period	￦	227,073	543,485	74,681	81,189	(79,658)	317,662	48,404	41,256	(27,151)	(19,350)	1,207,591

Controlling interest	￦	227,073	543,485	74,681	72,481	(71,189)	317,662	48,404	41,256	(31,152)	(86,662)	1,136,039
Non-controlling interests		—	—	—	8,708	(8,469)	—	—	—	4,001	67,312	71,552

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

	2013
	Banking
	Retail		Corporations	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	￦	1,139,323	475,091	132,457	446,581	4,917	687,214	128,908	292,136	(56,073)	2,721	3,253,275
Net fees and commission Income (loss)		289,494	115,388	21,683	(39,925)	286	93,034	112,888	14,209	109,680	(4,247)	712,490
Other income (expense), net		(1,225,411)	(109,528)	(109,384)	(274,432)	(1,871)	(305,205)	(165,691)	(224,335)	(117,417)	(21,745)	(2,555,019)

Operating income		203,406	480,951	44,756	132,224	3,332	475,043	76,105	82,010	(63,810)	(23,271)	1,410,746
Equity method income (loss)		—	—	—	—	10,636	—	(13,353)	—	4,214	(1,858)	(361)
Income tax expense (benefit)		41,972	96,929	8,968	31,441	3,302	111,650	14,927	17,552	19,307	(75)	345,973

Net profit (loss) for the period	￦	164,757	388,870	36,832	110,399	7,681	374,392	56,635	61,000	(55,042)	(30,688)	1,114,836

Controlling interest	￦	164,757	388,870	36,832	110,399	7,592	374,392	56,635	61,000	(56,001)	(108,204)	1,036,272
Non-controlling interests		—	—	—	—	89	—	—	—	959	77,516	78,564

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(c)	The following tables provide information of net interest income of each operating segment for the six-month periods ended June 30, 2014 and 2013.

	2014
	Banking
	Retail		Corporations	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	￦	1,209,544	704,926	148,511	152,980	—	705,258	175,426	313,544	(62,584)	(298)	3,347,307
Internal transactions		(13,113)	(293,613)	(244)	298,528	4,919	(17,326)	(4,049)	957	21,991	1,950	—

	￦	1,196,431	411,313	148,267	451,508	4,919	687,932	171,377	314,501	(40,593)	1,652	3,347,307

	2013
	Banking
	Retail		Corporations	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	￦	1,073,063	813,600	144,420	174,315	—	704,008	131,329	291,552	(79,224)	212	3,253,275
Internal transactions		66,260	(338,509)	(11,963)	272,266	4,917	(16,794)	(2,421)	584	23,151	2,509	—

	￦	1,139,323	475,091	132,457	446,581	4,917	687,214	128,908	292,136	(56,073)	2,721	3,253,275

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

7.	Cash and due from banks

(a)	Restricted due from banks as of June 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Deposits denominated in won:
Reserve deposits	￦	5,304,471	3,230,045
Other (*)		3,292,456	2,034,098

		8,596,927	5,264,143
Deposits denominated in foreign currency		615,631	878,274

	￦	9,212,558	6,142,417

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

8.	Trading assets

Trading assets as of June 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Debt securities:
Governments	￦	2,002,382	873,387
Financial institutions		6,907,117	6,034,954
Corporations		4,668,942	4,450,556
Bills bought		3,796,069	2,828,339
CMA(*)		878,666	1,043,266
Others		102,501	33,110

		18,355,677	15,263,612
Equity securities:
Stocks		814,725	521,406
Beneficiary certificates		2,435,970	1,836,729
Others		130,152	335,214

		3,380,847	2,693,349
Other
Gold deposits		31,347	76,337

	￦	21,767,871	18,033,298

(*)	CMA: Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

9.	Financial asset designated at fair value through profit or loss

Financial asset designated at fair value through profit or loss as of June 30, 2014 and December 31, 2013 are as follows:

	2014		2013	Reason for designation
Debt securities	￦	1,144,664	1,187,310	Evaluation and management on a fair value basis, accounting mismatch
Equity securities (*)		1,028,895	1,469,846	Evaluation and management on a fair value basis, accounting mismatch
Others		548,851	703,609	Combined instrument

	￦	2,722,410	3,360,765

(*)	Restricted reserve for claims of customers’ deposits (trusts) as of June 30, 2014 and December 31, 2013 are ￦788,861 million and ￦1,209,975 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

10.	Derivatives

(a)	The notional amounts of derivatives as of June 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Foreign currency related:
Over the counter:
Currency forwards	￦	27,311,073	28,090,919
Currency swaps		13,498,410	14,327,504
Currency options		253,812	314,069

		41,063,295	42,732,492
Exchange traded:
Currency futures		146,739	56,979

		41,210,034	42,789,471

Interest rates related:
Over the counter:
Interest rate swaps		79,878,086	85,987,990
Interest rate options		2,561,201	3,161,155

		82,439,287	89,149,145
Exchange traded:
Interest rate futures		854,719	962,539
Interest rate options		533,000	—

		1,387,719	962,539

		83,827,006	90,111,684

Credit related:
Over the counter:
Credit swaps		353,098	229,742

Equity related:
Over the counter:
Equity swaps and forwards		3,999,821	3,042,964
Equity options		2,920,091	2,717,467

		6,919,912	5,760,431
Exchange traded:
Equity futures		218,163	223,417
Equity options		427,717	1,034,366

		645,880	1,257,783

		7,565,792	7,018,214

Commodity related:
Over the counter:
Commodity swaps and forwards		1,045,463	1,183,862
Commodity options		167,249	107,644

		1,212,712	1,291,506
Exchange traded:
Commodity futures		132,127	185,346

		1,344,839	1,476,852

Hedge:
Currency forwards		310,503	151,768
Currency swaps		1,280,173	1,880,545
Interest rate swaps		7,880,507	8,691,250

		9,471,183	10,723,563

	￦	143,771,952	152,349,526

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(b)	Fair values of derivative instruments as of June 30, 2014 and December 31, 2013 are as follows:

	2014			2013
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	￦	480,536	591,973	421,167	494,163
Currency swaps		614,398	420,137	428,409	348,368
Currency options		1,178	2,080	9,123	1,504

		1,096,112	1,014,190	858,699	844,035
Exchange traded:
Currency futures		—	7	—	—

		1,096,112	1,014,197	858,699	844,035

Interest rates related:
Over the counter:
Interest rate swaps		420,152	371,105	486,583	443,022
Interest rate options		11,665	17,095	12,982	16,932
Interest rate forwards		—	—	214	—

		431,817	388,200	499,779	459,954
Exchange traded:
Interest rate futures		43	29	—	—

		431,860	388,229	499,779	459,954

Credit related:
Over the counter:
Credit swaps		1,870	9,434	1,480	5,324

Equity related:
Over the counter:
Equity swap and forwards		95,223	24,882	90,610	63,833
Equity options		75,206	198,654	86,113	221,341

		170,429	223,536	176,723	285,174
Exchange traded:
Equity futures		10	101	85	4
Equity options		1,608	1,366	1,341	928

		1,618	1,467	1,426	932

		172,047	225,003	178,149	286,106

Commodity related:
Over the counter:
Commodity swaps and forwards		25,887	17,723	7,609	81,893
Commodity options		2,313	10,608	1,852	7,268

		28,200	28,331	9,461	89,161
Exchange traded:
Commodity futures		1,831	1,627	2,148	3,193

		30,031	29,958	11,609	92,354

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2014			2013
	Assets		Liabilities	Assets	Liabilities
Hedge:
Currency forwards		8,360	248	2,112	141
Currency swaps		20,548	118,099	12,413	102,228
Interest rate swaps		119,949	119,110	153,227	236,392

		148,857	237,457	167,752	338,761

	￦	1,880,777	1,904,278	1,717,468	2,026,534

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	2014		2013
	Three-month period	Six-month period	Three-month period	Six-month period
Foreign currency related:
Over the counter:
Currency forwards	(98,934)	(63,476)	28,019	143,261
Currency swaps	140,652	117,294	(88,535)	(178,757)
Currency options	(120)	(3,294)	4,410	10,958

	41,598	50,524	(56,106)	(24,538)
Exchange traded:
Currency futures	54	20	(138)	(180)

	41,652	50,544	(56,244)	(24,718)

Interest rates related:
Over the counter:
Interest rate swaps	(13,065)	(39,711)	(1,356)	(29,015)
Interest rate options	(752)	(747)	730	(195)

	(13,817)	(40,458)	(626)	(29,210)

Exchange traded:
Interest rate futures	(1,075)	(812)	(199)	(1,817)
Interest rate Options	(543)	(543)	—	—

	(1,618)	(1,355)	(199)	(1,817)

	(15,435)	(41,813)	(825)	(31,027)

Credit related:
Over the counter:
Credit swaps	(1,450)	(3,509)	(3,194)	(6,147)

Equity related:
Over the counter:
Equity swap and forwards	50,023	69,206	(115,417)	(223,058)
Equity options	(1,282)	(2,253)	(1,918)	(12,171)

	48,741	66,953	(117,335)	(235,229)
Exchange traded:
Equity futures	740	(147)	57	949
Equity options	(224)	24	(2,046)	(4,014)

	516	(123)	(1,989)	(3,065)

	49,257	66,830	(119,324)	(238,294)

Commodity related:
Over the counter:
Commodity swaps and forwards	33,003	22,459	(113,233)	(104,029)
Commodity options	(1,548)	(1,178)	(5)	155

	31,455	21,281	(113,238)	(103,874)
Exchange traded:
Commodity futures	7,804	3,667	(6,993)	(10,964)

	39,259	24,948	(120,231)	(114,838)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2014		2013
	Three-month period	Six-month period	Three-month period	Six-month period
Hedge:
Currency forwards	7,304	8,236	(2,210)	(2,470)
Currency swaps	(43,298)	(35,501)	34,363	102,885
Interest rate swaps	56,828	102,973	(187,370)	(191,089)

	20,834	75,708	(155,217)	(90,674)

	134,117	172,708	(455,035)	(505,698)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

11.	Loans

(a)	Loans as of June 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Household loans	￦	79,178,483	77,150,180
Corporate loans		111,481,491	104,544,194
Public and other		2,324,917	2,525,043
Loans to banks		3,928,110	6,102,748
Card receivables		17,251,516	17,664,882

		214,164,517	207,987,047
Discount		(33,981)	(39,127)
Deferred loan origination costs and fees		264,638	251,249

		214,395,174	208,199,169
Allowance for credit losses		(2,524,005)	(2,476,451)

	￦	211,871,169	205,722,718

(b)	Changes in the allowance for credit losses for the six-month period ended June 30, 2014 and the year ended December 31, 2013 were as follows:

	2014				2013
	Loan		Others (*2)	Total	Loan	Others (*2)	Total

Beginning balance	￦	2,476,451	98,617	2,575,068	2,800,505	102,946	2,903,451
Provision for (reversal of) allowance		473,892	13,553	487,445	1,082,366	42,561	1,124,927
Write-offs		(514,793)	(13,825)	(528,618)	(1,458,098)	(29,998)	(1,488,096)
Effect of discounting (*1)		(20,639)	—	(20,639)	(52,884)	—	(52,884)
Disposal		(21,933)	—	(21,933)	(223,902)	(4,398)	(228,300)
Recoveries		213,886	1,757	215,643	395,593	2,470	398,063
Others (*3)		(82,859)	(115)	(82,974)	(67,129)	(14,964)	(82,093)

Ending balance	￦	2,524,005	99,987	2,623,992	2,476,451	98,617	2,575,068

(*1)	Interest income from impaired financial assets
(*2)	Included allowance for due from banks and other assets
(*3)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

12.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of June 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Available-for-sale financial assets:
Debt securities (*1):
Government bonds	￦	3,425,948	4,396,211
Financial institution bonds		12,623,191	12,842,491
Corporate bonds and others		10,115,493	11,342,725

		26,164,632	28,581,427
Equity securities (*2):
Stocks		2,713,158	3,193,031
Equity investments		577,841	517,846
Beneficiary certificates		1,284,076	1,047,228
Others		250,523	264,769

		4,825,598	5,022,874

		30,990,230	33,604,301

Held-to-maturity financial assets:
Debt securities:
Government bonds		6,545,483	5,720,223
Financial institutions bonds		1,432,320	1,406,063
Corporate bonds		3,922,708	3,905,021

		11,900,511	11,031,307

	￦	42,890,741	44,635,608

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting period.
(*2)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ￦158,161 million and ￦93,417 million as of June 30, 2014 and December 31, 2013, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Six-month period	Three-month period	Six-month period
Gain on sale of available-for-sale financial assets	￦	233,910	397,856	240,267	450,650
Loss on sale of available-for-sale financial assets		(9,574)	(14,363)	(16,609)	(20,333)

	￦	224,336	383,493	223,658	430,317

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

13.	Investments in associates

(a)	Investments in associates as of June 30, 2014 and December 31, 2013 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2014	2013
Cardif Life Insurance (*1,3)	Korea	March 31	14.99	14.99
Aju Capital Co., Ltd. (*1,2)	”	”	12.85	12.85
Pohang TechnoPark 2PFV (*2)	”	June 30	14.90	14.90
Daewontos Co., Ltd. (*1,6)	”	March 31	36.33	36.33
Shinhan Corporate Restructuring Fund 5th (*5)	”	June 30	52.58	52.58
PT Clemont Finance Indonesia (*1)	Indonesia	March 31	30.00	30.00
Haejin Shipping Co. Ltd.	HongKong	June 30	24.00	24.00
APC Fund	Cayman Islands	”	25.18	25.18
SHC-IMM New Growth Fund (*5)	Korea	”	64.52	64.52
QCP New Technology Fund 20th	”	”	47.17	47.17
UAMCO., Ltd. (*2)	”	”	17.50	17.50
Miraeasset 3rd Investment Fund	”	”	50.00	50.00
Medici 2nd Investment Fund (*5)	”	”	—	54.67
STI New growth engine Investment Fund	”	”	50.00	50.00
AJU-SHC WIN-WIN Company Fund 3 (*5)	”	”	70.16	70.16
Shinhan K2 Secondary Fund (*4)	”	”	10.75	10.75
Aju 4th Investment Fund	”	”	30.00	30.00
KDB Daewoo Securities Platinum PEF	”	”	—	20.00
Shinhan-stonebridge Petro PEF (*4)	”	”	1.82	1.82
FAMILY FOOD CO,. LTD. (*1)	”	March 31	—	24.63
TS2013-6 M&A Investment Fund	”	June 30	25.00	25.00
Inhee Co., Ltd. (*1,2,6)	”	March 31	15.36	15.36
Truston Falcon Asia US Feeder Fund	Cayman Islands	June 30	26.48	31.58
Innopolis-CJ Bio Healthcare Fund	Korea	”	25.00	25.00
KDB Daewoo Ruby PEF	”	”	20.00	—
Dream High Fund III (*5)	”	”	54.55	—
Korea investment gong-pyeong office real estate investment trust 2nd	”	”	50.00	—

(*1)	Financial statements as of March 31, 2014 were used for the equity method since the Group could not obtain the financial statements as of June 30, 2014. Significant trades and events occurred within the period were properly reflected.
(*2)	The Group applied the equity method as the Group has a significant influence on electing the investees’ board members who can participate in decision making on the financial and operating policies of the investee.
(*3)	The Group can have a significant influence on the investees through important business transactions.
(*4)	As a managing partner, the Group can have a significant influence over the investees.
(*5)	As a limited partner, the Group does not have ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*6)	The acquisition cost was nil, since the shares of the investees were acquired by debt-equity swap. The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can exercise its voting rights to the investees.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(b)	Changes in investments in associates for the six-month period ended June 30, 2014 and the year ended December 31, 2013 were as follows:

	2014
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Ending balance
Cardif Life Insurance	￦	51,250	(84)	172	(846)	50,492
Aju Capital Co., Ltd. (*1)		28,223	(1,109)	1,739	53	28,906
Pohang TechnoPark 2PFV		2,847	—	(869)	—	1,978
Daewontos Co., Ltd. (*2)		—	—	—	—	—
Shinhan Corporate Restructuring Fund 5th (*3)		—	—	—	—	—
PT Clemont Finance Indonesia		5,580	—	(406)	(56)	5,118
Haejin Shipping Co. Ltd.		1,015	—	(15)	(43)	957
APC Fund		22,734	374	4,338	(1,088)	26,358
SHC-IMM New Growth Fund		9,149	—	(46)	—	9,103
QCP New Technology Fund 20th		249	—	—	—	249
UAMCO., Ltd.		139,271	(35,041)	7,490	16	111,736
Miraeasset 3rd Investment Fund		5,736	(900)	88	316	5,240
Medici 2nd Investment Fund		3,172	(3,838)	666	—	—
STI New growth engine Investment Fund		2,509	—	(20)	—	2,489
AJU-SHC WIN-WIN Company Fund 3		5,256	—	1,499	—	6,755
Shinhan K2 Secondary Fund		3,362	(510)	248	—	3,100
Aju 4th Investment Fund		1,580	—	34	—	1,614
KDB Daewoo Securities Platinum PEF		6,563	(6,541)	(22)	—	—
Shinhan-stonebridge Petro PEF		16,318	(21)	596	—	16,893
FAMILY FOOD CO,. LTD.		4,671	(4,211)	—	(460)	—
TS2013-6 M&A Investment Fund		3,911	—	678	—	4,589
Inhee Co., Ltd.		361	—	139	—	500
Truston Falcon Asia US Feeder Fund		10,841	—	279	(728)	10,392
Innopolis-CJ Bio Healthcare Fund		3,969	—	(26)	—	3,943
KDB Daewoo Ruby PEF		—	7,770	(58)	—	7,712
Dream High Fund III		—	2,400	(7)	—	2,393
Korea investment gong-pyeong office real estate investment trust 2nd		—	27,671	305	—	27,976

	￦	328,567	(14,040)	16,802	(2,836)	328,493

(*1)	The market values of investments are ￦52,283 million as of June 30, 2014 based on the quoted market price.
(*2)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.
(*3)	The Group has recognized impairment loss on the investments during the year ended December 31, 2013 and did not recognize its equity method income or loss because the Group has to compensate other investors’ loss according to the related agreement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2013
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cardif Life Insurance	￦	42,647	8,923	3,964	(4,284)	—	51,250
Aju Capital Co., Ltd. (*1)		29,653	(1,849)	568	(149)	—	28,223
Pohang TechnoPark 2PFV		2,895	—	(48)	—	—	2,847
Daewontos Co., Ltd.		122	—	(122)	—	—	—
Shinhan Corporate Restructuring Fund 5th		675	—	(675)	239	(239)	—
DCC Corporate Restructuring Fund 1st		296	(273)	(23)	—	—	—
PT Clemont Finance Indonesia		6,892	—	81	(1,393)	—	5,580
Haejin Shipping Co. Ltd.		—	—	1,051	(36)	—	1,015
APC Fund		38,101	8,640	(23,533)	(474)	—	22,734
SHC-IMM New Growth Fund		8,884	440	(175)	—	—	9,149
QCP New Technology Fund 20th		259	—	(10)	—	—	249
UAMCO., Ltd.		120,917	—	18,373	(19)	—	139,271
Miraeasset 3rd Investment Fund		4,705	—	232	799	—	5,736
Aju-Shinhan 1st Investment Fund		3,748	(3,635)	(113)	—	—	—
Aju-Shinhan 2nd Investment Fund		675	(693)	18	—	—	—
Aju 3rd Investment Fund		3,040	(3,698)	658	—	—	—
Medici 2nd Investment Fund]		3,208	—	(36)	—	—	3,172
STI New growth engine Investment Fund		2,824	(273)	(42)	—	—	2,509
AJU-SHC WIN-WIN Company Fund 3		2,954	2,139	163	—	—	5,256
Shinhan K2 Secondary Fund		1,692	1,698	(28)	—	—	3,362
Aju 4th Investment Fund		2,977	(3,957)	2,560	—	—	1,580
KDB Daewoo Securities Platinum PEF		6,517	(1,079)	1,125	—	—	6,563
Shinhan-stonebridge Petro PEF		14,837	(417)	1,898	—	—	16,318
SHINHAN 2013-1 New Technology Business Investment Fund’		—	(172)	172	—	—	—
FAMILY FOOD CO,. LTD.		—	4,158	53	460	—	4,671
TS2013-6 M&A Investment Fund		—	4,000	(89)	—	—	3,911
Inhee Co., Ltd.		—	—	382	(21)	—	361
Truston Falcon Asia US Feeder Fund		—	10,030	913	(102)	—	10,841
Innopolis-CJ Bio Healthcare Fund		—	4,000	(31)	—	—	3,969

	￦	298,518	27,982	7,286	(4,980)	(239)	328,567

(*1)	The market value of the investment is ￦37,049 million as of December 31, 2013 based on the quoted market price.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(c)	Condensed statement of financial position information of associates as of June 30, 2014 and December 31, 2013 are as follows:

	2014			2013
Investees	Asset		Liability	Asset	Liability
Cardif Life Insurance	￦	3,668,322	3,329,438	3,466,657	3,184,257
Aju Capital Co., Ltd.		6,226,901	5,526,989	6,044,214	5,349,045
Pohang TechnoPark 2PFV		14,675	1,401	20,783	1,676
Daewontos Co., Ltd.		4,700	5,568	6,536	7,740
Shinhan Corporate Restructuring Fund 5th		40	1	12	1
PT Clemont Finance Indonesia		53,833	36,775	56,333	37,734
Haejin Shipping Co. Ltd.		4,161	173	10,118	5,892
APC Fund		104,780	100	90,300	86
SHC-IMM New Growth Fund		14,178	69	14,180	—
QCP New Technology Fund 20th		577	50	527	—
UAMCO., Ltd.		4,178,491	3,538,790	4,365,097	3,567,972
Miraeasset 3rd Investment Fund		10,572	93	11,579	106
Medici 2nd Investment Fund		—	—	5,803	—
STI New growth engine Investment Fund		4,978	—	5,019	—
AJU-SHC WIN-WIN Company Fund 3		9,715	87	7,554	62
Shinhan K2 Secondary Fund		28,830	—	31,266	5
Aju 4th Investment Fund		5,394	12	5,277	13
KDB Daewoo Securities Platinum PEF		—	—	33,005	188
Shinhan-stonebridge Petro PEF		928,973	798	895,695	211
FAMILY FOOD CO,. LTD.		—	—	67,882	45,103
TS2013-6 M&A Investment Fund		18,434	76	15,728	82
Inhee Co., Ltd.		15,883	12,626	16,481	14,127
Truston Falcon Asia US Feeder Fund		39,606	359	35,209	880
Innopolis-CJ Bio Healthcare Fund		15,774	2	15,879	2
KDB Daewoo Ruby PEF		38,671	113	—	—
Dream High Fund III		4,387	—	—	—
Korea investment gong-pyeong office real estate investment trust 2nd		55,963	11	—	—

	￦	15,447,838	12,453,531	15,221,134	12,215,182

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

Condensed statement of comprehensive income information for the six-month period ended June 30, 2014 and the year ended December 31, 2013 were as follows:

	2014
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Cardif Life Insurance	￦	199,514	(290)	(5,643)	(5,933)
Aju Capital Co., Ltd.		387,753	13,534	410	13,944
Pohang TechnoPark 2PFV		—	(5,833)	—	(5,833)
Daewontos Co., Ltd.		6,954	335	—	335
Shinhan Corporate Restructuring Fund 5th		30	28	—	28
PT Clemont Finance Indonesia		2,189	(1,353)	—	(1,353)
Haejin Shipping Co. Ltd.		33	(60)	—	(60)
APC Fund		14,070	12,682	—	12,682
SHC-IMM New Growth Fund		84	(71)	—	(71)
QCP New Technology Fund 20th		—	—	—	—
UAMCO., Ltd.		291,021	42,800	93	42,893
Miraeasset 3rd Investment Fund		279	176	630	806
Medici 2nd Investment Fund		3,000	1,218	—	1,218
STI New growth engine Investment Fund		—	(41)	—	(41)
AJU-SHC WIN-WIN Company Fund 3		2,278	2,136	—	2,136
Shinhan K2 Secondary Fund		2,798	2,313	—	2,313
Aju 4th Investment Fund		143	117	—	117
KDB Daewoo Securities Platinum PEF		—	(111)	—	(111)
Shinhan-stonebridge Petro PEF		34,339	32,689	—	32,689
TS2013-6 M&A Investment Fund		—	2,712	—	2,712
Inhee Co., Ltd.		2,093	904	—	904
Truston Falcon Asia US Feeder Fund		1,590	939	—	939
Innopolis-CJ Bio Healthcare Fund		10	(106)	—	(106)
KDB Daewoo Ruby PEF		—	(292)	—	(292)
Dream High Fund III		3	(13)	—	(13)
Korea investment gong-pyeong office real estate investment trust 2nd		1,932	1,890	—	1,890

	￦	950,113	106,303	(4,510)	101,793

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2013
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Cardif Life Insurance	￦	682,100	18,295	(28,557)	(10,262)
Aju Capital Co., Ltd.		790,073	2,232	1,324	3,556
Pohang TechnoPark 2PFV		—	(322)	—	(322)
Daewontos Co., Ltd.		17,313	(873)	—	(873)
Shinhan Corporate Restructuring Fund 5th		2,213	473	532	1,005
DCC Corporate Restructuring Fund 1st		42	(104)	—	(104)
PT Clemont Finance Indonesia		3,562	268	—	268
Haejin Shipping Co. Ltd.		194	7,572	—	7,572
APC Fund		—	(93,567)	—	(93,567)
SHC-IMM New Growth Fund		85	(271)	—	(271)
QCP New Technology Fund 20th		1	(21)	—	(21)
UAMCO., Ltd.		708,035	105,013	(107)	104,906
Miraeasset 3rd Investment Fund		695	462	1,599	2,061
Aju-Shinhan 1st Investment Fund		274	(189)	—	(189)
Aju-Shinhan 2nd Investment Fund		131	55	—	55
Aju 3rd Investment Fund		1,234	1,097	—	1,097
Medici 2nd Investment Fund		—	(66)	—	(66)
STI New growth engine Investment Fund		—	(84)	—	(84)
AJU-SHC WIN-WIN Company Fund 3		869	233	—	233
Shinhan K2 Secondary Fund		680	(258)	—	(258)
Aju 4th Investment Fund		9,265	8,532	—	8,532
KDB Daewoo Securities Platinum PEF		6,000	5,626	—	5,626
Shinhan-stonebridge Petro PEF		107,695	104,163	—	104,163
SHINHAN 2013-1 New Technology Business Investment Fund’		872	729	—	729
FAMILY FOOD CO,. LTD.		32,205	217	1,869	2,086
TS2013-6 M&A Investment Fund		355	(354)	—	(354)
Inhee Co., Ltd.		5,866	662	(18,156)	(17,494)
Truston Falcon Asia US Feeder Fund		3,977	2,887	—	2,887
Innopolis-CJ Bio Healthcare Fund		15	(123)	—	(123)

	￦	2,373,751	162,284	(41,496)	120,788

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(d)	Reconciliation of the associates’ financial information to the carrying value of the Group’s investments in the associates as of June 30, 2014 and December 31, 2013 are as follow:

	2014
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
Cardif Life Insurance	￦	338,884	14.99	50,831	(339)	—	50,492
Aju Capital Co., Ltd. (*1)		656,366	12.85	84,343	—	(55,437)	28,906
Pohang TechnoPark 2PFV		13,274	14.90	1,978	—	—	1,978
Daewontos Co., Ltd. (*2)		(868)	36.33	(425)	—	425	—
Shinhan Corporate Restructuring Fund 5th		39	52.58	21	—	(21)	—
PT Clemont Finance Indonesia		17,058	30.00	5,118	—	—	5,118
Haejin Shipping Co. Ltd.		3,988	24.00	957	—	—	957
APC Fund		104,680	25.18	26,358	—	—	26,358
SHC-IMM New Growth Fund		14,109	64.52	9,103	—	—	9,103
QCP New Technology Fund 20th		527	47.17	249	—	—	249
UAMCO., Ltd. (*3)		638,494	17.50	111,736	—	—	111,736
Miraeasset 3rd Investment Fund		10,479	50.00	5,240	—	—	5,240
STI New growth engine Investment Fund		4,978	50.00	2,489	—	—	2,489
AJU-SHC WIN-WIN Company Fund 3		9,628	70.16	6,755	—	—	6,755
Shinhan K2 Secondary Fund		28,830	10.75	3,100	—	—	3,100
Aju 4th Investment Fund		5,382	30.00	1,614	—	—	1,614
Shinhan-stonebridge Petro PEF		928,175	1.82	16,893	—	—	16,893
TS2013-6 M&A Investment Fund		18,358	25.00	4,589	—	—	4,589
Inhee Co., Ltd.		3,257	15.36	500	—	—	500
Truston Falcon Asia US Feeder Fund		39,247	26.48	10,392	—	—	10,392
Innopolis-CJ Bio Healthcare Fund		15,772	25.00	3,943	—	—	3,943
KDB Daewoo Ruby PEF		38,558	20.00	7,712	—	—	7,712
Dream High Fund III		4,387	54.55	2,393	—	—	2,393
Korea investment gong-pyeong office real estate investment trust 2nd		55,952	50.00	27,976	—	—	27,976

	￦	2,949,554		383,865	(339)	(55,033)	328,493

(*1)	Net assets do not include non-controlling interests. Other adjustments represent the cumulative impairment loss and dividends from investee.
(*2)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method income for the six-month period ended June 30, 2014 and the cumulative unrecognized equity method losses as of June 30, 2014 are ￦12 million and ￦425 million, respectively.
(*3)	Net assets do not include non-controlling interests.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2013
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
Cardif Life Insurance(*1)	￦	282,400	14.99	42,332	(555)	9,473	51,250
Aju Capital Co., Ltd. (*2)		651,747	12.85	83,751	—	(55,528)	28,223
Pohang TechnoPark 2PFV		19,107	14.90	2,847	—	—	2,847
Daewontos Co., Ltd. (*3)		(1,204)	36.33	(437)	—	437	—
Shinhan Corporate Restructuring Fund 5th		11	52.58	6	—	(6)	—
PT Clemont Finance Indonesia		18,599	30.00	5,580	—	—	5,580
Haejin Shipping Co. Ltd.		4,226	24.00	1,015	—	—	1,015
APC Fund		90,214	25.18	22,734	—	—	22,734
SHC-IMM New Growth Fund		14,180	64.52	9,149	—	—	9,149
QCP New Technology Fund 20th		527	47.17	249	—	—	249
UAMCO., Ltd. (*4)		795,823	17.50	139,271	—	—	139,271
Miraeasset 3rd Investment Fund		11,473	50.00	5,736	—	—	5,736
Medici 2nd Investment Fund		5,803	54.67	3,172	—	—	3,172
STI New growth engine Investment Fund		5,019	50.00	2,509	—	—	2,509
AJU-SHC WIN-WIN Company Fund 3		7,492	70.16	5,256	—	—	5,256
Shinhan K2 Secondary Fund		31,261	10.75	3,362	—	—	3,362
Aju 4th Investment Fund		5,264	30.00	1,580	—	—	1,580
KDB Daewoo Securities Platinum PEF		32,817	20.00	6,563	—	—	6,563
Shinhan-stonebridge Petro PEF		895,484	1.82	16,318	—	—	16,318
FAMILY FOOD CO,. LTD. (*5)		22,779	24.63	5,610	—	(939)	4,671
TS2013-6 M&A Investment Fund		15,646	25.00	3,911	—	—	3,911
Inhee Co., Ltd.		2,354	15.36	361	—	—	361
Truston Falcon Asia US Feeder Fund		34,329	31.58	10,841	—	—	10,841
Innopolis-CJ Bio Healthcare Fund		15,877	25.00	3,969	—	—	3,969

	￦	2,961,228		375,685	(555)	(46,563)	328,567

(*1)	Other adjustments represent the increase in net assets due to paid-in capital increase occurred between the end of reporting period of the associate and the Group.
(*2)	Net assets do not include non-controlling interests. Other adjustments represent the cumulative impairment loss.
(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method income for the three-month period ended December 31, 2013 and the cumulative unrecognized equity method losses as of December 31, 2013 are ￦437 million and ￦437 million, respectively.
(*4)	Net assets do not include non-controlling interests.
(*5)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net fair value of the investee’s identifiable assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

14.	Trading liabilities

Trading liabilities as of June 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Securities sold	￦	1,209,106	859,687
Gold deposits		423,892	398,596

	￦	1,632,998	1,258,283

15.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of June 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Deposits	￦	3,503	—
Equity-linked securities sold		5,974,856	4,545,850
Derivatives-combined securities sold		1,687,950	1,362,608
Securities sold		1,922	672

	￦	7,668,231	5,909,130

16.	Debt securities issued

Debt securities issued as of June 30, 2014 and December 31, 2013 are as follows:

	2014
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00 ~ 8.02	￦	26,521,178
Subordinated debt securities issued	3.41 ~ 6.38		3,825,536
Loss on fair value hedges			2,699
Bond issuance cost			(63,858)

			30,285,555
Debt securities issued in foreign currencies:
Debt securities issued	0.74 ~ 4.50		5,486,128
Loss on fair value hedges			59,876
Bond issuance cost			(20,068)

			5,525,936

		￦	35,811,491

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

16.	Debt securities issued (continued)

	2013
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.36	￦	26,219,135
Subordinated debt securities issued	3.41~8.00		5,510,630
Loss on fair value hedges			(24,853)
Bond issuance cost			(73,895)

			31,631,017
Debt securities issued in foreign currencies:
Debt securities issued	0.74~8.13		5,813,843
Loss on fair value hedges			70,163
Bond issuance cost			(23,584)

			5,860,422

		￦	37,491,439

17.	Employee benefits

(a)	Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of June 30, 2014 and December 31, 2013 are as follows:

	2014		2013

Present value of defined benefit obligations	￦	1,150,732	1,037,143
Fair value of plan assets		(936,685)	(919,488)

Recognized liabilities for defined benefit obligations	￦	214,047	117,655

(b)	Expenses recognized in profit or loss for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Six-month period	Three-month period	Six-month period
Current service costs	￦	34,012	67,491	35,293	70,667
Net interest expense		629	1,951	1,877	4,105

	￦	34,641	69,442	37,170	74,772

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

18.	Provisions

Provisions as of June 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Asset retirement obligations	￦	41,280	41,730
Expected loss related to litigations (*)		78,759	106,202
Unused credit commitments		397,750	411,171
Bonus card point reward program		32,983	29,104
Financial guarantee contracts issued		102,483	92,980
Others		81,709	69,096

	￦	734,964	750,283

(*)	Refer to the note 27, commitments and contingencies.

19.	Liabilities under insurance contracts

(a)	Insurance liabilities as of June 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Policy reserve	￦	16,712,554	15,657,500
Policyholder’s equity adjustment		4,272	(1,045)

	￦	16,716,826	15,656,455

(b)	Income or expenses on insurance contracts for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Six-month period	Three-month period	Six-month period
Insurance income:
Premium income	￦	1,044,512	2,082,494	1,000,596	2,180,765
Reinsurance income		1,229	1,229	—	1,337
Separate account income		3,994	7,674	2,355	9,647

		1,049,735	2,091,397	1,002,951	2,191,749
Insurance expenses:
Claims paid		(455,682)	(912,250)	(395,098)	(816,313)
Reinsurance premium expenses		(2,131)	(2,131)	—	(1,007)
Provision for policy reserves		(530,649)	(1,055,054)	(528,263)	(1,213,099)
Separate account expenses		(3,994)	(7,674)	(2,355)	(9,647)
Discount charge		(99)	(201)	(88)	(1,393)
Acquisition costs		(129,280)	(243,403)	(143,777)	(301,822)
Collection expenses		(3,283)	(6,594)	(3,328)	(5,906)
Deferred acquisition costs		95,347	175,168	107,440	245,662
Amortization of deferred acquisition costs		(117,850)	(239,418)	(129,585)	(263,319)

		(1,147,621)	(2,291,557)	(1,095,054)	(2,366,844)

Net loss on insurance	￦	(97,886)	(200,160)	(92,103)	(175,095)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

20.	Equity

(a)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the six-month period ended June 30, 2014 and the year ended December 31, 2013 are as follows:

	2014
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Unrealized gain(loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation Adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	￦	956,955	690	(146,123)	1,244	(117)	(140,842)	671,807
Change due to fair value		353,789	(2,836)	—	—	4,624	—	355,577
Reclassification:
Change due to impairment or disposal		(305,827)	—	—	—	—	—	(305,827)
Hedging		1,630	—	17,467	(8,010)	—	—	11,087
Effects from exchange rate fluctuations		(18,659)	—	(86,273)	—	—	—	(104,932)
Remeasurements of the defined benefit liability		—	—	—	—	—	(59,686)	(59,686)
Deferred income taxes		(8,220)	482	(3,270)	1,938	(1,119)	14,065	3,876
Non-controlling interests		(646)	—	75	—	—	1,300	729

Ending balance	￦	979,022	(1,664)	(218,124)	(4,828)	3,388	(185,163)	572,631

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

20.	Equity (Continued)

	2013
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Unrealized gain(loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation Adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	￦	1,225,809	5,501	(88,298)	(4,846)	1,713	(159,758)	980,121
Change due to fair value		232,496	(4,979)	—	—	(2,414)	—	225,103
Reclassification:
Change due to impairment or disposal		(583,253)	—	—	—	—	—	(583,253)
Effect of hedge accounting		—	—	—	37,580	—	—	37,580
Hedging		4,170	—	71,031	(29,546)	—	—	45,655
Effects from exchange rate fluctuations		(9,374)	—	(116,552)	—	—	—	(125,926)
Remeasurements of the defined benefit liability		—	—	—	—	—	24,635	24,635
Deferred income taxes		85,858	168	(12,324)	(1,944)	584	(6,036)	66,306
Non-controlling interests		1,249	—	20	—	—	317	1,586

Ending balance	￦	956,955	690	(146,123)	1,244	(117)	(140,842)	671,807

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

20.	Equity (continued)

(b)	Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and by Regulations for the Supervision of Financial Institutions at the account of regulatory reserve for loan losses.

i)	Changes in regulatory reserve for loan losses including non-controlling interests for the six-month period ended June 30, 2014 and the year ended December 31, 2013 are as follows:

	2014		2013
Beginning balance	￦	2,236,131	2,268,459
Planned regulatory reserve for (reversal of) loan losses		33,302	(32,328)

Ending balance	￦	2,269,433	2,236,131

ii)	Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Six-month period	Three-month period	Six-month period
Profit for the period	￦	577,608	1,136,039	555,328	1,036,272
Provision for regulatory reserve for loan losses		42,918	(32,645)	(8,992)	35,945

Profit adjusted for regulatory reserve	￦	620,526	1,103,394	546,336	1,072,217

Basic and diluted earnings per share adjusted for regulatory reserve in won	￦	1,261	2,231	1,104	2,165

(c)	Dividends declared and paid by the controlling company for the six-month period ended June 30, 2014 were as follows:

	2014
Common stock (￦ 650 per share)	￦	308,230
Preferred stock		61,938

	￦	370,168

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

21.	Net interest income

Net interest income for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Six-month period	Three-month period	Six-month period
Interest income:
Cash and due from banks	￦	56,785	112,594	52,534	106,266
Trading assets		149,010	284,666	117,832	232,063
Financial assets designated at fair value through profit or loss		7,670	14,726	13,289	17,845
Available-for-sale financial assets		208,448	427,008	245,736	507,156
Held-to-maturity financial assets		127,791	252,859	132,556	267,821
Loans		2,439,222	4,857,197	2,542,642	5,126,078
Others		36,687	73,522	48,670	89,127

		3,025,613	6,022,572	3,153,259	6,346,356
Interest expense:
Deposits		(870,132)	(1,730,157)	(985,120)	(2,039,845)
Borrowings		(114,502)	(230,810)	(118,299)	(238,789)
Debt securities issued		(332,826)	(676,126)	(384,845)	(775,100)
Others		(18,801)	(38,172)	(18,610)	(39,347)

		(1,336,261)	(2,675,265)	(1,506,874)	(3,093,081)

Net interest income	￦	1,689,352	3,347,307	1,646,385	3,253,275

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

22.	Net fees and commission income

Net fees and commission income for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Six-month period	Three-month period	Six-month period
Fees and commission income:
Credit placement fees	￦	14,419	30,516	18,587	32,168
Commission received as electronic charge receipt		34,133	67,083	32,800	64,304
Brokerage fees		79,980	157,996	91,816	174,476
Commission received as agency		48,401	100,262	48,250	113,629
Investment banking fees		12,142	18,588	13,005	20,859
Commission received in foreign exchange activities		34,789	68,690	34,162	71,181
Asset management fees		15,050	28,397	13,109	25,959
Credit card fees		540,100	1,061,090	541,582	1,043,263
Others		98,409	194,521	98,882	197,311

		877,423	1,727,143	892,193	1,743,150
Fees and commission expense:
Credit-related fee		(8,085)	(15,066)	(11,117)	(19,820)
Credit card fees		(406,071)	(817,937)	(412,435)	(839,848)
Others		(76,834)	(161,762)	(82,710)	(170,992)

		(490,990)	(994,765)	(506,262)	(1,030,660)

Net fees and commission income	￦	386,433	732,378	385,931	712,490

23.	Net impairment loss on financial assets

Net impairment loss on financial assets for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Six-month period	Three-month period	Six-month period
Impairment losses on:
Loans	￦	(307,963)	(473,892)	(215,639)	(589,130)
Available-for-sale financial assets		(21,405)	(113,340)	(45,622)	(59,023)
Other financial assets		(12,935)	(13,553)	(17,034)	(31,057)

		(342,303)	(600,785)	(278,295)	(679,210)
Reversal of impairment losses on:
Available-for-sale financial assets		6,943	7,403	—	7,333

	￦	(335,360)	(593,382)	(278,295)	(671,877)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

24.	General and administrative expenses

General and administrative expenses for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Six-month period	Three-month period	Six-month period
Employee benefits:
Salaries	￦	589,535	1,187,950	607,403	1,193,956
Severance benefits:
- Defined contribution		4,316	9,144	4,547	9,069
- Defined benefit		34,641	69,442	37,170	74,772
Termination benefits		2,287	4,897	1,789	2,174

		630,779	1,271,433	650,909	1,279,971

Rent		85,934	174,112	72,741	156,652
Entertainment		6,175	14,320	6,943	15,827
Depreciation		50,361	101,470	50,256	98,914
Amortization		28,249	56,733	30,307	57,335
Taxes and dues		52,375	91,763	36,831	72,304
Advertising		51,027	86,432	49,323	84,697
Research		2,974	5,701	3,293	6,211
Service fee		48,628	85,707	48,330	89,356
Others		98,040	199,527	113,129	211,773

	￦	1,054,542	2,087,198	1,062,062	2,073,040

25.	Income tax expense

Income tax expense for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Six-month period	Three-month period	Six-month period
Current income tax expense	￦	124,396	314,488	167,686	275,435
Origination and reversal of temporary differences		57,385	45,412	(117,154)	(25,803)
Income tax recognized in other comprehensive income		3,336	5,494	136,749	96,341

Income tax expenses	￦	185,117	365,394	187,281	345,973

Effective tax rate	%	23.22	23.23	24.02	23.68

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

26.	Earnings per share

Basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

	2014			2013
	Three-month period		Six-month period	Three-month period	Six-month period
Net income for the period	￦	577,608	1,136,039	555,328	1,036,272
Less: dividends on preferred stock and hybrid bond
Dividends on preferred stock		15,442	30,714	15,441	30,714
Dividends on hybrid bond		7,526	14,960	7,526	14,960

		22,968	45,674	22,967	45,674

Net income available for common stock	￦	554,640	1,090,364	532,361	990,598

Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587	474,199,587

Basic and diluted Earnings per share in won	￦	1,169	2,299	1,123	2,089

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

27.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of June 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Guarantees:
Guarantees outstanding	￦	10,446,907	10,564,718
Contingent guarantees		4,681,954	5,053,750

		15,128,861	15,618,468
Commitments to extend credit:
Loan commitments in won		51,911,804	53,343,728
Loan commitments in foreign currency		18,009,812	20,120,391
ABS and ABCP acquisition commitments		2,041,032	1,599,331
Others		1,120,557	1,185,788

		73,083,205	76,249,238
Endorsed bills:
Secured endorsed bills		18,461	54,460
Unsecured endorsed bills		14,265,797	11,327,272

		14,284,258	11,381,732
Loans sold with recourse		2,099	2,099

	￦	102,498,423	103,251,537

(b)	Legal contingencies

As of June 30, 2014, the Group was involved in 323 pending lawsuits as a defendant (total claim amount: ￦453,430 million) and recorded a provision of ￦78,759 million and a reserve (liabilities under insurance contracts) of ￦1,357 million, respectively, with respect to these lawsuits. As of December 31, 2013, the recorded provision and the reserve with respect to the lawsuits were, ￦106,202 million and ￦673 million, respectively.

28.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of June 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Cash and due from banks	￦	18,753,652	16,484,168
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(4,552,405)	(4,320,575)
Restricted due from banks		(9,212,558)	(6,142,417)

	￦	4,988,689	6,021,176

(b)	During the six-month period ended June 30, 2013, the Group obtained a controlling ownership over Yehanbyoul Savings Bank with ￦45,813 million of cash. The net cash inflow from this business combination was ￦385,291 million as the acquiree possessed ￦431,104 million of cash and cash equivalents on the acquisition date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

29.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Significant balances with the related parties as of June 30, 2014 and December 31, 2013 are as follows:

Related party	Account	2014		2013
Investments in associates:
Aju Capital co., Ltd.	Trading assets	￦	60,000	60,000
”	Loans and receivables		200,000	50,000
”	Allowances		(798)	(275)
”	Deposits		1,083	467
UAMCO., Ltd.	Loans and receivables		3,500	—
”	Allowances		(5)	—
”	Deposits		1,106	1,719
Pohang TechnoPark2PFV	Deposits		14,673	14,689
Shinhan Corporate Restructuring Fund 5th	Accounts receivable		—	27
”	Allowances for credit losses		—	(27)
Cardif Life Insurance	Accounts receivable		104	118
	Credit card assets		105	103
”	Deposits		—	231
Key management personnel and their immediate relatives:	Loans and receivables		3,672	4,560

Total:	Assets	￦	266,578	114,506
	Liabilities		16,862	17,106

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

29.	Related parties (continued)

(b)	Significant transactions with the related parties for the three-month and six-month periods ended June 30, 2014 and 2013 were as follows:

Related party	Account	2014		2013
		Three-month period	Six-month period	Three-month period	Six-month period
Investments in associates:
Aju Capital co., Ltd.	Interest income	1,280	2,103	—	242
”	Interest expense	—	(1)	—	—
”	Allowance for credit losses	(433)	(523)	—	254
UAMCO., Ltd.	Interest income	14	53	—	43
”	Interest expense	—	(1)	—	—
”	Allowance for credit losses	(5)	(5)	27	—
Pohang TechnoPark2PFV	Interest expense	(4)	(7)	(4)	(7)
Cardif Life Insurance	Fees and commission income	699	743	14	27
”	Interest income	16	31	—	—
Inhee Co., Ltd.	Interest income	—	1	1	3
Shinhan K2 Secondary Fund	Commission income	—	114	1	116
Key management personnel and their immediate relatives:	Interest income	45	81	44	81

		1,612	2,589	83	759

(c)	Key management personnel compensation

Key management personnel compensation for the six-month periods ended June 30, 2014 and 2013 were as follows:

	2014		2013
Short-term employee benefits	￦	11,014	12,028
Severance benefits		205	185
Share-based payment transactions		2,877	1,622

	￦	14,096	13,835

(d)	There are no guarantees provided between the related parties as of June 30, 2014 and December 31, 2013.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

30.	Interests in Unconsolidated Structured Entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group is involved in assets-backed securitization, structured financing, beneficiary certificates and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization	Securitization vehicles are established to buy the assets from the originators and issue the asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The group is involved in the securitization vehicles by purchasing the asset-backed securities issued, or providing credit enhancement.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc.

The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors.

The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of June 30, 2014 and December 31, 2013 are as follows:

	2014		2013
Total assets:
Asset-backed securitization	￦	28,351,353	45,419,633
Structured financing		55,646,834	86,940,716
Investment fund		20,547,676	34,636,571

	￦	104,545,863	166,996,920

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

30.	Interests in Unconsolidated Structured Entities (continued)

(b)	Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of June 30, 2014 and December 31, 2013 are as follows:

	2014
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	￦	233,770	5,185,688	1,711	5,421,169
Trading assets		317,998	—	10,582	328,580
Derivative assets		274	—	—	274
Available-for-sale financial assets		784,448	189,958	1,658,236	2,632,642
Held-to-maturity financial assets		127,948	—	—	127,948
Other assets		552	—	—	552

		1,464,990	5,375,646	1,670,529	8,511,165

Liabilities:
Other		1,200	—	—	1,200

	￦	1,200	—	—	1,200

	2013
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	￦	165,698	5,156,721	12,361	5,334,780
Trading assets		230,729	—	41,008	271,737
Derivative assets		884	1,075	—	1,959
Available-for-sale financial assets		1,074,673	237,146	1,991,374	3,303,193
Held-to-maturity financial assets		119,945	—	—	119,945
Other assets		580	—	—	580

		1,592,509	5,394,942	2,044,743	9,032,194

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2014

(Unaudited)

(In millions of won)

30.	Interests in Unconsolidated Structured Entities (continued)

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of June 30, 2014 and December 31, 2013 are as follows:

	2014
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	￦	1,464,991	5,375,646	1,670,529	8,511,166
ABS and ABCP commitments		176,181	246,000	—	422,181
Loan commitments		1,498,851	402,724	—	1,901,575
Guarantees		—	7,517	—	7,517

	￦	3,140,023	6,031,887	1,670,529	10,842,439

	2013
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	￦	1,592,509	5,394,942	2,044,743	9,032,194
ABS and ABCP commitments		157,000	183,800	18,913	359,713
Loan commitments		1,258,531	783,639	18,449	2,060,619
Guarantees		—	5,410	—	5,410

	￦	3,008,040	6,367,791	2,082,105	11,457,936

iii) Losses incurred by the Group relating to its interests in unconsolidated structured entities for the six-month period ended June 30, 2014 were ￦7,759 million, respectively.